Exhibit 19.1

Blackout Periods for Member
Purchases or Bank Repurchases of
the Bank’s Capital Stock

A policy approved by the
Board of Directors
Approval date: December 4, 2025

I. Philosophy

The purpose of this policy is to prevent the actual or apparent use by a Director Member of Undisclosed Material Information in connection with the Bank’s discretionary repurchase of its capital stock from the Director Member or the Director Member’s purchase of the capital stock of the Bank. This policy is applicable to all discretionary repurchases of its capital stock by the Bank, including mandatory repurchases of members’ excess capital stock initiated by the Bank such as its quarterly repurchase of excess stock from all applicable members (as described in the Bank’s Member Products & Credit Policy) and to all member purchases of the Bank’s capital stock during Determination Periods. This policy does not apply to redemptions of capital stock made pursuant to the terms of an outstanding redemption notice by a member. This policy shall also apply to any member which the President of the Bank determines should be covered by this policy due to Undisclosed Material Information that such member possesses, and such member shall be deemed to be a Director Member for purposes of this policy.

II. Definitions
“Authorized Persons” has the meaning ascribed to such term in Section IV.A.
“Bank” means the Federal Home Loan Bank of Dallas.
“Board” means the board of directors of the Federal Home Loan Bank of Dallas.
“Determination” has the meaning ascribed to such term in Section III.A.
“Determination Period” has the meaning ascribed to such term in Section III.A
“Director Member” means a member of the Bank whose officer or director serves on the Bank's board of directors. In addition, other members may be deemed Director Members by the Bank's President for purposes of this policy, as provided in Section I.
“Undisclosed Material Information” means material information that might affect a member’s perception of the Bank’s capital stock as an investment that has not been disclosed to all Bank members but has been disclosed to Bank directors or to other Bank members.

III. Limits and Controls

A. Bank Repurchases
From the time that an Authorized Person makes a determination that there exists Undisclosed Material Information (a "Determination") through the date an Authorized Person rescinds such Determination (the “Determination Period”), the Bank will not voluntarily repurchase any of its capital stock owned by a Director Member.

B. Member Purchases
During any Determination Period, a Director Member will not purchase, and the Bank will not sell to a Director Member, capital stock of the Bank other than purchases that are (1) required to meet such member's capital stock requirements arising in the ordinary course of business, and (2) either (a) increase the shares of stock owned by the Director Member by no more than 5% or (b) have been approved by an Authorized Person. The increase in shares of the Bank’s capital stock owned by a Director Member shall be measured cumulatively from the beginning of the Determination Period through the time of the transaction giving rise to the calculation.

IV. Roles and Responsibilities

A. Authorized Persons

Each of the following persons (each an “Authorized Person”) is authorized individually to make a Determination: the Board, the Executive and Governance Committee, the Audit Committee, and the President of the Bank.

Prior to making a Determination, the President shall use reasonable efforts to notify the Board Chair (or, if the Chair is unavailable, the Vice Chair) that the President is considering making a Determination; provided, however, that no such notification shall be required in order for the Determination to be effective.

B. Rescinding Determinations

Any Determination may be rescinded by the Authorized Person that made such Determination. In addition, the Board (including the Executive and Governance Committee) may rescind a Determination made by any other Authorized Person, provided that if there is any conflict between the decision of the Board or the Executive and Governance Committee, as the case may be, and the decision of the Audit Committee or the President with respect to rescinding a Determination, the decision of the Board or the Executive and Governance Committee, as the case may be, shall prevail. If there is any conflict between the decision of the Board and the decision of the Executive and Governance Committee with respect to rescinding a Determination, the decision of the Board shall prevail.

C. Advising Management

Upon making a Determination, the Authorized Person promptly shall, or shall instruct the President to, advise the Chief Banking Operations Officer and Chief Financial Officer of the Bank so that they may direct the staff of the Bank to take such actions with respect to the operating and data processing systems of the Bank as are necessary to ensure that any purchase or sale by a Director Member of the
Bank’s capital stock prohibited under this policy is not consummated. Upon making a decision to rescind a Determination, the Authorized Person shall so advise the Chief Banking Operations Officer and Chief Financial Officer.

D. Advising Director Members

Upon a Determination being made, the President of the Bank shall promptly advise each director of the Bank who is an officer or director of a Director Member and the chief executive officer of each Director Member of such Determination. Likewise the President shall advise such persons of a decision by an Authorized Person to rescind a Determination.

V. Compliance

Compliance with this policy is mandatory for all members and Director Members. Failure to comply with this policy will be reported to the Board and may be subject to civil and/or criminal penalties.

VI. Related policies

Member Products & Credit Policy
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